Edward A. King 617.570.1346 eking@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 3, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sebastian Gomez Abero

Re:
EXACT Sciences Corporation
Registration Statement on Form S-3 filed November 19, 2007
File No. 333-147511

Ladies and Gentlemen:

        This letter is being furnished on behalf of EXACT Sciences Corporation (the "Company") in response to the letter dated November 26, 2007 (the "Letter") from Sebastian Gomez Abero of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Charles R. Carelli, Jr., Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, with respect to the Company's Registration Statement on Form S-3 (the "Registration Statement") that was filed with the Commission on November 19, 2007. Amendment No. 1 to the Registration Statement ("Amendment No. 1"), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on December 3, 2007.

        The response set forth below has been organized in the same manner in which the Commission's comment was organized in the Letter and all page references in the Company's response are to Amendment No. 1.

Incorporation of Certain Documents by Reference, page 23

1.
Please revise your list of Current Reports on Form 8-K incorporated by reference to include the Current Report on Form 8-K filed on November 21, 2007.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 24 in response to the Staff's comment.

        If you require additional information, please telephone the undersigned at (617) 570-1346.

Sincerely,
/s/ EDWARD A. KING Edward A. King
cc:
Charles R. Carelli, Jr.
Michael J. Berdik, Esq.